MAIL STOP 3561


      	May 25, 2006

Mr. Bruce Lederman
2601 Ocean Park Blvd. Suite 320
Santa Monica, CA 90405

      Re:	HD Partners Acquisition Corporation
      Amendment No 7 to Registration Statement on Form S-1
   File No. 333-130531
		Amendment filed on May 24, 2006

Dear Mr. Lederman:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments
1. Please provide a more detailed discussion throughout the
prospectus
of the financial requirements, including sources of funds,
associated
with your dissolution.  If the company believes that the funds outside
the trust would be sufficient to fund the dissolution, please provide
disclosure sufficient to support that belief. For example, we note the
statement at the top of page 17 that you will pay the costs of dissolution from the remaining assets outside the trust fund. In addition, to the extent that there are insufficient funds held outside the trust account, please disclose whether the company will look to
the trust account to fund the dissolution.
Summary
2. On page 6 of your Summary we note your disclosure that your "revolving line of credit terminates upon the earlier of the completion of a business combination, the implementation of [y]our plan of dissolution and liquidation ..." Please clarify the meaning of
this statement.   Does this mean that once the process of
dissolution
has commenced, the line of credit terminates? If necessary, will funds be provided from the line of credit to pay the costs associated with your dissolution?  Your disclosure should be revised
throughout
the prospectus. Finally, please indicate whether the company will write-off this loan as part of the dissolution as opposed to repaying them prior to the dissolution.
3. On page 9 we note your disclosure that "[p]ursuant to the terms of
the trust agreement by and between us and American Stock Transfer
and
Trust Company, we will promptly dissolve ... as part of our
overall
plan of dissolution ..." Please revise to clarify that the overall procedure for your dissolution, including - if true, the liquidation of the trust account, will be governed by Delaware law as
discussed
elsewhere. Reconcile the disclosure here and throughout the prospectus, as necessary.
4. We note the usage of potentially vague language throughout your document which should be clarified. For example, "such amounts" on pages 10, 13, and 16; and "certain limited circumstances" on page
15.
With respect to these words, please clearly define these terms so that
the nature of the obligations assumed is clear.
5. Please clarify, on page 10 and elsewhere as appropriate,
whether
management has undertaken to pay for the dissolution of the
company in
the event that the costs of dissolution, including any outstanding creditor claims, exceed amounts held outside of the trust. If not, please clarify how the company intends to pay these costs,
including a
discussion of both the sources of funds and an estimate of the costs.
Risk Factors, page 13
6. In Risk Factor 2 on page 13 you disclose that following the dissolution your public stockholders "will be entitled to receive approximately $7.604 ..." The reference to the shareholders being "entitled" is too strong a word given the ability of creditor claims to reduce the funds available to the public shareholders. Please revise this language as necessary.
7. In reviewing your disclosures concerning the officer indemnification agreements, the staff noted that the officers would only be liable to pay, if the third party did not execute a waiver agreement waiving claims against the trust. However, elsewhere, including on page 15, we note that even if a third party executes an agreement waiving claims to the trust they may still be able to bring
claims against the trust under several legal theories.  Please revise
your disclosure to indicate whether the indemnification agreement would also cover a circumstance where a waiver agreement was in place but later determined to be invalid for any reason. If the indemnification does not cover an invalid waiver agreement please address the impact that this may have on the funds held in trust. Revise the disclosure throughout the prospectus regarding the significant limitations on the indemnification by these officers.
8. On page 16, in the Risk Factor beginning "Our Stockholders may
...."
the staff note your statement that "[y]our stockholders could potentially be liable for any claims ..." In light of the statement in this risk factor that management does not intend to comply with Rule 280, it appears that the disclosure should be revised to clarify that shareholders "will likely" be liable for claims beyond the three
years.  This comment is also applicable to your disclosure on page
17
and elsewhere in the prospectus as applicable.
9. We note the statement on page 17 that "the likelihood that any claim that would result in any liability extending to the trust is minimal." Please reconcile with the risk factor on page 15. Revise similar disclosure on page 49 and elsewhere throughout the prospectus, as appropriate.
Comparison to Offerings of Blank Check Companies, page 52
10. Please provide a more detailed discussion and comparison of the timing for the return of investor funds following the dissolution of the company as it relates to your offering versus the requirements for a Rule 419 offering.
Management, page 55
11. Please revise the paragraph beginning with "[i]n connection with the stockholder vote ..." on page 61 to conform to Rule 462. For example, the statements "our existing stockholders will not have conversion rights with respect to shares acquired during or subsequent to this offering, except upon our liquidation ..." seems to conflict with the sentence immediately following, which states "[our existing stockholders] have agreed to waive their respective rights to participate in any liquidation including the liquidation of our trust account ..."
Exhibit 5.1
12. Please note that because your warrants and purchase options are also considered contractual provisions your legality opinion should be revised to reference the state contract law covering the agreements.
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Any questions regarding the accounting comments may be directed to Babette Cooper at (202) 551-3396. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

								Sincerely,



								John Reynolds
      Assistant Director



cc:	Stuart Neuhauser
	Fax: (212) 370-7889




Mr. Bruce Lederman
HD Partners Acquisition Corp.
May 1, 2006
p. 1